Exhibit 4

DESCRIPTION OF REGISTRANT’S SECURITIES

The common shares of United Bancorp are registered with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934. Set forth below is a summary of the rights of common shareholders under the United Bancorp Articles of Incorporation (“Articles”) and Code of Regulations (“Code”), as well as under certain provisions of the Ohio Revised Code. The summary set forth below is not intended to provide a comprehensive discussion of the Company’s governing documents and is qualified in its entirety by reference to the full text of the United Bancorp Articles and Code.

Authorized Stock
•	The United Bancorp Articles authorize 12,000,000 shares of capital stock, consisting of 10,000,000 shares of common stock, $1.00 par value, and 2,000,000 shares of preferred stock, no par value.
•	Shareholders do not have the preemptive right to subscribe to additional shares of common stock when issued by United Bancorp.
Voting Rights
•	Shareholders are entitled to one vote per share.
•	Unless otherwise provided in the Ohio General Corporation Law, Code or the Articles, the affirmative vote of a majority of the voting power of United Bancorp is sufficient to pass on any matter before the shareholders.
•	Holders of common shares may not cumulate their votes for the election of directors. Directors are elected by a plurality of the votes cast by the holders of Common Stock entitled to vote in the election.
Quorum
•	A majority of the outstanding shares of United Bancorp stock entitled to vote in an election of directors, represented in person or by proxy, constitutes a quorum for the transaction of business at a shareholder meeting.
Director Nominations
•	United Bancorp shareholders generally must submit director nominations not less than 40 days nor more than 60 days prior to the United Bancorp shareholders’ meeting.
Size of Board of Directors
•	The Code of Regulations provides that the number of directors, to be fixed by shareholder resolution, shall not be less than 4 nor more than 25, the exact number to be determined from time to time by the majority vote of the directors then in office.
•	The board is not divided into classes. The current board of directors consists of five directors, who are elected annually.
Director Removal
•	The Code provides that a director may be removed only for cause and only by the affirmative vote of 75% of the votes eligible to be cast by shareholders.

Required Vote for Business Combinations
•	If a “business combination” involving a “interested shareholder” does not receive approval of the directors who are unaffiliated with such interested shareholder, at least 80% of the outstanding shares entitled to vote thereon. With the approval of the directors who are unaffiliated with the interested shareholders, the business combination must be approved by a majority of the outstanding shares entitled to vote thereon.
•	In addition to the foregoing voting and approval requirement, if a business combination does not receive the approval of either (i) the directors who are unaffiliated with such interested shareholder or (ii) “independent shareholders” owning not less than 66 2/3% of the of the outstanding shares entitled to vote thereon, then all independent shareholders must receive consideration in connection with the business combination that satisfies the “fair price” provisions contained in the Articles.
•	The term “interested shareholder” is defined to include any individual, corporation, partnership, trust or other entity which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of United Bancorp common stock.
•	The term “independent shareholder” is defined to include any shareholder of United Bancorp other than the interested shareholder engaged in or proposing the business combination.
•	A “business combination” is defined to include:
	o	any merger or consolidation of United Bancorp with an interested shareholder, regardless of which is the surviving entity;
	o	any sale, lease, exchange, mortgage, transfer, or other disposition to or from an interested shareholder involving assets having an aggregate value of 20% or more of United Bancorp’s total shareholder’s equity;
	o	the issuance of any securities of United Bancorp or its subsidiaries to a an interested shareholder;
	o	the acquisition by United Bancorp or its subsidiaries of any securities of the interested shareholder;
	o	the adoption of any plan for the liquidation or dissolution of United Bancorp proposed by or on behalf of an interested shareholder;
	o	any reclassification of the United Bancorp common stock, or any recapitalization involving the common stock of United Bancorp if the effect is to increase the relative voting power of the interested shareholder; and
	o	any agreement, contract or other arrangement providing for any of the above transactions.
Special Meetings
•	Special meetings of shareholders may be called by (i) the president; or (ii) the board of directors; or (iii) the holders of a majority of all outstanding shares of United Bancorp common stock.
Notice of Shareholder Meetings
•	Written notice of a shareholder meeting must be mailed to shareholders of record entitled to vote at such meeting at least 7 days, but no more than 60 days, before the date fixed for the meeting
Action by Shareholders Without a Meeting
•	Any action required to be taken at an annual or special meeting of shareholders may alternatively be taken without a meeting by a signed written consent by all shareholders entitled to vote.

Amendment of the Code of Regulations
•	The Code of Regulations may be amended or repealed: (i) by the vote of the holders of not less than a majority of United Bancorp shares entitled to vote on the matter, or (ii) by the board of directors where the Ohio General Corporation Law has not reserved the authority over such amendment to the shareholders. Amendments to specified sections of the Code, including sections governing director removal and the election by United Bancorp regarding the coverage of the Ohio Control Share Acquisition statute discussed more thoroughly below, require the affirmative vote of holders of at least 80% of the of the outstanding shares entitled to vote thereon, unless such amendment has received the recommendation of at least two-thirds of the members of the of the board of directors
Amendment of the Articles of Incorporation
•	The Articles may be amended or repealed upon approval by the affirmative vote of a majority of the voting power of United Bancorp, except for certain specified provisions.
•	Any amendment to the Articles that would be inconsistent with, or have the effect of altering or repealing any the following provisions contained in the Code shall require the same affirmative vote needed to amend the applicable sections of the Code:
	o	Number, election, term and removal of directors;
	o	The election made by United Bancorp regarding the application to it of the Ohio Control Share Acquisition statute; and
	o	Requirements amending the Code.
In addition, any amendment or alteration to the article governing supermajority voting and fair price provisions in connection with certain business combinations must either be: (i) recommended by the continuing directors and approved by a majority of the outstanding shares entitled to vote on such proposal; or (ii) approved by at least 80% of the outstanding voting shares of United Bancorp and 66 2/3% of the outstanding voting shares held by independent shareholders.
Conversion, redemption and sinking fund rights; shares nonassessable
•	Upon receipt of consideration by United Bancorp, as fixed by its board, each common share issued is then fully paid and nonassessable. There are no conversion terms, sinking fund provisions or redemption rights associated with the shares. When authorized by the board of directors, without any action or approval of shareholders required, United Bancorp may from time repurchase shares of its common stock, either in the open market or in privately negotiated transactions, for such mutually agreed upon terms, prices and conditions as the directors shall deem appropriate.
Payment of dividends
•	The holders of United Bancorp common shares, are entitled to the payment of dividends when, as and if the board may in its discretion periodically declare, which dividends may be paid out of funds legally available for dividends and distributions under applicable laws and regulations.
•	In the event of any liquidation, dissolution or winding up of United Bancorp, any remaining assets, after the payment of all debts and necessary expenses, will be distributed among the holders of the common shares pro rata in accordance with their respective holdings.

The following section describes anti-takeover statues and other shareholder protections provided by Ohio law. Such protections apply to the shareholders of eligible corporations unless such corporation’s Articles or Code provide otherwise.

Ohio Control Share Acquisition Statute
The Ohio Revised Code provides in Section 1701.831 that specified notice and informational filings and special shareholder meetings and voting procedures must occur before consummation of a proposed “control share acquisition.” A control share acquisition is defined as any acquisition, directly or indirectly, of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:
• one-fifth or more, but less than one-third, of the voting power;
• one-third or more, but less than a majority, of the voting power; or
• a majority or more of the voting power.
Assuming compliance with the notice and information filing requirements, the proposed control share acquisition may take place only if, at a duly convened special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the intended acquirer and the directors and officers of the issuer.
The Company has opted out of the Ohio Control Share Acquisition Statute.
Ohio Merger Moratorium Statute
Chapter 1704 of the Ohio Revised Code prohibits specified business combinations and transactions between an “issuing public corporation” and an “interested shareholder” for at least three years after the interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% ownership.
An interested shareholder is a person who either:
• owns 10% or more of the shares of the corporation or
• was the owner, at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested shareholder, of a number of shares of the public corporation sufficient to exercise 10% of the voting power of the public corporation.

An issuing public corporation is defined as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. Examples of transactions regulated by the merger moratorium provisions include mergers, consolidations, voluntary dissolutions, the disposition of assets and the transfer of shares

After the three-year period, a moratorium transaction may take place provided that certain conditions are satisfied, including that:
• prior to the interested shareholders’ share acquisition date, the board of directors approved the purchase of shares by the interested shareholder;
• the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation (or a different proportion set forth in the Articles), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or
• the business combination results in shareholders, other than the interested shareholder, receiving a fair price plus interest for their shares, as determined in accordance with the statute.
The Company has not opted out of the Ohio merger moratorium statute.